1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

FOIA Confidential Treatment Requested
Pursuant to 17 CFR 200.83

April 27, 2015

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI Ltd (formerly Energy XXI (Bermuda) Limited)

Form 10-K for Fiscal Year Ended June 30, 2014
Filed August 25, 2014
Form 10-Q for Fiscal Quarter Ended December 31, 2014

Filed February 9, 2015

Response Dated February 27, 2015

File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI Ltd (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 3, 2015, with respect to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2014, File No. 001-33628, filed with the Commission on August 25, 2014 (the “2014 Annual Report”).

We are also concurrently providing certain information responsive to the first and second bullets of comment one and comment eleven in a separate letter (the “Supplemental Letter”) with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Supplemental Letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2014 Annual Report unless otherwise specified.

Securities and Exchange Commission

Form 10-K for Fiscal Year Ended June 30, 2014
Notes to Consolidated Financial Statements
Note 22 – Supplementary Oil and Gas Information, page 124
Estimated Net Quantities of Oil and Natural Gas Reserves, page 124

1.	We have considered the data you provided in the confidentially submitted schedules in response to prior comment 2. Please address the following as it pertains to the information and data provided therein:

•	Provide us with a schedule of proved undeveloped reserves (“PUDs”) as of June 30, 2014 that includes information consistent with what was provided in your response dated February 27, 2015 regarding your plans to convert these PUDs to proved developed status by year of initial booking.

RESPONSE: Based on our telephonic conversation with the Staff on April 8, 2015, it was determined that although this information was provided to the Staff in our supplemental schedule furnished with our confidential letter, dated February 27, 2015 (the “Prior Confidential Submission”), the prior schedule was unclear due to the labeling of the schedule. It was also apparent that certain other clarifications to the schedule were needed, including showing the non-primary zone PUDs in the year they were scheduled to be developed (i.e., when the primary zone PUDs are drilled and developed) as opposed to the year that they were scheduled to start producing as had been disclosed in the Prior Confidential Submission. For clarification, primary zone PUDs are the first zone to start producing when a well is drilled, whereas, non-primary zone PUDs are future recompletions in a wellbore that is not yet drilled. When an undeveloped opportunity with multiple zones is drilled (i.e., developed), the primary zone PUDs and the non-primary zone PUDs are developed at the same time, although the non-primary zone(s) will not actually produce until after the primary zone has been depleted.

We have revised and consolidated the tables included in the Prior Confidential Submission for fiscal years 2010 through 2014 to address these items and included such revised schedules as Schedule A to the Supplemental Letter submitted in connection with this response. Please note that all references to year in our response refer to fiscal year. The schedule of the PUDs recognized in our annual report for years 2010 through 2012 have seven columns. The first column “Year Initially Booked” shows the as of date when the PUD was first recognized in our annual reserves report. The second column “Year scheduled to be developed as of FY201X” shows the year the PUD was scheduled to be developed as of annual report year 201X. The third column shows several pieces of information: (i) if the PUD case is already developed, the year it was developed; (ii) if the PUD case is no longer recognized as PUD in our June 30, 2014 reserve report, the reason it was removed from our reserves to the extent we could identify a specific reason; or (iii) if the PUD case is still recognized as PUD in our June 30, 2014 reserve report and not yet developed, the year it is scheduled to be developed as of the June 30, 2014 reserve report. The next four columns show the sum of the net reserves volume scheduled to be developed (“NET MBOE”), the sum of the capital investment necessary to develop that reserves volume (“CAPITAL INVESTMENT $M”), the total number of PUD cases (PUD case recognizes reserves volume in each zone – there may be one to five PUD cases for each wellbore) making up the reserves volume, and the total number of wellbores that need to be drilled to develop the reserves volume.

The schedule of the PUDs recognized in our annual report for years 2013 and 2014 each have one extra column that shows several pieces of information: (i) if the PUD case is already developed, the year it was developed; (ii) if the PUD case is no longer recognized as PUD in our December 31, 2014 reserve report, the reason it was removed from our reserves to the extent we could identify a specific reason; or (iii) if the PUD case is still recognized as PUD as of the December 31, 2014 reserve report and not yet developed, the year it is scheduled to be developed in our December 31, 2014 reserve report. The schedule of the PUDs recognized in our 2014 Annual Report also includes the column “Heritage Company” to show whether the PUDs were part of the EPL Oil & Gas, Inc. (“EPL”) acquisition (the “EPL Acquisition”), were jointly owned by both heritage companies or were part of the heritage Energy XXI’s assets.

Securities and Exchange Commission

•	Provide us with an analysis by well of reserves booked as of June 30, 2013 and June 30, 2014 that shows the period in which each well was scheduled to be drilled and the period in which each wells was actually drilled. To the extent current information is available; include activity through the period ended December 31, 2014.

RESPONSE: In response to the Staff’s request in the second bullet above, please see Schedule B to the Supplemental Letter submitted in connection with this response, which includes a table for the individual PUDs booked as of June 30, 2013 and a table for the individual PUDs booked as of June 30, 2014. “Propnum” is the unique identifier of each PUD and is used to track the PUD’s development from year to year. “Field” and “Lease” provide the physical location of the PUD. “Well ID” gives the platform and slot where the PUD surface location will be located if one is already identified, otherwise, it is the opportunity’s prospect name. “Reservoir” identifies the target zone of the PUD opportunity. “Major” identifies fluid type (oil or gas), or whether it is a cost case (for a platform, water injection well or facilities that will serve multiple wells, “FIXED” for fixed cost or “FAC” for facility cost). “PUD type” indicates whether the target zone will be the first zone to produce when the well is drilled (“PRIMARY”) or the target zone will become a behind-pipe recomplete opportunity when the well is drilled (“SECONDARY”). “First Production or First Developed Date or Write-off Quarter” column will have first production date of the targeted zone if the PUD became PDP, first production date of the primary zone if the PUD became a future recomplete, or the quarter when the PUD was first removed from the reserves report.

•	Tell us about the number of wells and quantities of PUDs converted to proved developed status during the fiscal years ended June 30, 2014 and 2013 related to existing wells versus those related to new wells (i.e., compare activity resulting from normal drilling activities to recompletions).

RESPONSE: Based on our telephonic conversation with the Staff on April 8, 2015, as described in our response to the first bullet to this comment one, it appears that the format of our schedule provided in our Prior Confidential Submission led the Staff to believe that we had included recompletions in our PUDs for fiscal years ended June 30, 2013 and 2014 because we listed the non-primary zone PUDs based on the year they were expected to start producing as opposed to the year they were scheduled to be developed. There were not any recompletions in existing wellbores included as PUDs for either year. As discussed in our response to the first bullet of this comment one, we have revised those schedules to show the non-primary zone PUDs in the year they were scheduled to be developed (i.e., when the primary zone PUDs are drilled and developed) as opposed to the year that they were scheduled to start producing, as had been disclosed in the Prior Confidential Submission, and have included these as Schedule A to the Supplemental Letter.

•	Provide us with a more comprehensive explanation and separate quantification for each of the items identified as components of “PUDs removed for other reasons.” To the degree that you have identified multiple causal factors within each item that makes up this category, please provide detail separately quantifying the impact to your PUDs.

Securities and Exchange Commission

RESPONSE: As discussed with the Staff in our telephonic conversation on April 8, 2015, in order for an opportunity to be recognized as a PUD in our reserves report, it must meet all of the following six criteria: (1) technically valid reserves and rate forecasts based on reasonably certain estimates, (2) economically producible (positive PV10) based on current economic conditions (per effective date of report), (3) verified ownership, (4) commercial market exists, (5) corporate commitment for development within 5-year window from time of initial booking, and (6) adequate documentation of each criteria. In addition, NSAI conducts an annual reserves audit on 100% of our reserves. If a new opportunity being evaluated to be recognized as a PUD or an opportunity that has already been booked previously as a PUD, failed any of the six criteria, it would not be included in the current report. Our current Aries resource database has not been set up to include documentation of which failed criteria caused the PUDs to be written off nor are we aware of any requirement to maintain such information.

We included various descriptions of the items included in the “PUDs removed for other reasons” category in our Prior Confidential Submission based on anecdotal input from the engineers employed by the Company when the PUDs were removed from our reserves report to help provide additional color around typical circumstances under which PUDs have historically been removed other than for divestiture, lease expirations or uneconomic wells being drilled. While PUDs have been removed for separate reasons, we do not differentiate between those reasons with database tags, which limits our ability to obtain that information. Of the four items noted as encompassing the “PUDs removed for other reasons” category in our Prior Confidential Submission, we believe the vast majority of these PUDs were removed for economic reasons and would fall into either (a) PUDs that were replaced by PUDs with better economics, which were acquired or identified in field studies made after the date of the reserve report, or (b) PUDS that became uneconomic due to revision in price, costs or volume forecast or all of those items.

•	Tell us the extent to which, and the reasons why, you have attributed revisions to changes in regulatory factors.

RESPONSE: Five PUD cases representing 2,532 net MBOE as of the June 30, 2014 reserve report were previously removed as a result of changes in regulatory factors that did not permit us to develop these PUDs within the five year window as originally planned, and then were subsequently rebooked. All of these PUD cases relate to the opportunities in the South Pass 49 field and were initially booked in 2007 and 2008 (the “2007/2008 SP49 PUD cases”). In 2007, the Mineral Management Service (“MMS”) issued a Notice to Lessees and Operators (the “NTL”), which required all platforms located on the Outer Continental Shelf (“OCS”) to be reassessed and reapproved for, among other things, their ability to withstand certain hurricane-related conditions before any new well work could be performed. While this new requirement did not affect our drilling in other areas due to the use of jack-up rigs, it stopped the drilling plan in South Pass 49. The South Pass 49 “A” platform is located in a mudslide area in over 400 ft of water, so it requires a platform rig for drilling. In order to set a platform rig on the platform we had to have the MMS approval per the new requirement. The Company performed the required reassessment, which would have allowed the installation of a 2000 hp platform drilling rig, and submitted the plan for approval in June 2008. After multiple delays by the MMS, including revision to the permitting process as a result of the April 2010 Macondo incident and restructuring of the MMS into the BOEMR and BSEE, the Company finally received approval in May 2012. We disclosed this delay (i.e., exception to the five-year development window) in developing the PUDs booked in 2007 in our June 30, 2012 annual report. During the four year period from submission to approval, the 2000 hp rig that had been used for the engineering design and weight loads for the reassessment had moved out of the United States and was being used for a long-term contract in Mexico. Anticipating that another rig in the United States that fit the required load limit criteria would not be available until 2014 and having already disclosed the delay in our annual report in 2012, the Company chose to remove the 2007/2008 SP49 PUD cases from the June 30, 2013 reserve report. However, given the Company anticipated a rig becoming available in 2014, the Company did not remove PUD cases associated with South Pass 49 booked in 2010, 2011, and 2013. When the suitable rig became available in 2014, the Company rebooked the 2007/2008 SP49 PUD cases in its June 30, 2014 reserve report as they now met the six criteria that the Company requires for all booked PUDs.

Securities and Exchange Commission

•	Explain the nature of PUDs for which the booked date was reset at fiscal year 2014 to June 30, 2014 due to change in operatorship and ownership.

RESPONSE: All of the PUDs for which the booked date was reset at fiscal year 2014 to June 30, 2014 were related to the EPL Acquisition on June 3, 2014. Prior to June 3, 2014, we held joint working interests with EPL in the South Pass 78 field where EPL was operator of the field and in the South Pass 49 field where the Company was the operator. As a result of the EPL Acquisition, we became the operator and majority interest owner of both of these fields on June 3, 2014. PUDs in the South Pass 78 field previously operated by EPL, totaling 817 MBOE net to the Company pre-acquisition, were reset to a new booked date of June 30, 2014, as a result of our assumptions of operatorship of this field, as were the remainder of the PUDs acquired from EPL.

In conjunction with the EPL Acquisition, all of Energy XXI’s interests in the South Pass 49 field were sold to EPL via an internal transaction. As a result of this sale, the initial booking date of the South Pass 49 PUDs booked in 2010, 2011 and 2013, total 3,052 MBOE net to Energy XXI pre-acquisition, were also inadvertently reset to June 30, 2014. When we discovered this oversight in the first quarter of fiscal year 2015, we removed the PUDs initially booked as of June 30, 2010, total 578 MBOE net to the Company pre-acquisition, 2,397 MBOE net to the Company post-acquisition from our books as we did not have plans to develop those PUD cases in fiscal year 2015 (within their five-year window), and revised the booked date of other two PUDs, total 2,475 MBOE net pre-acquisition and 2,614 MBOE net post-acquisition, which still meet our six criteria, back to their pre-acquisition originally booked date of 2011 and 2013.

2.	Please tell us whether the PUDs associated with the decision to switch from drilling a vertical to horizontal well are deemed to represent an increase to the PUDs already booked or the recognition of new PUDs (i.e., whether the five year “clock” for development is reset).

RESPONSE: At the time the decision was made to switch from drilling a vertical well to drilling a horizontal well, the reserves associated with the applicable PUD were revised to reflect the expected increase in reserves recovered by these wells as a result of horizontal drilling; however, no change was made to the initial booking date (i.e., the five-year clock was not reset). In addition, we drilled several vertical PUDs as horizontal wells, which resulted in positive revisions to our reserves for the applicable year.

3.	In instances where you have booked non-primary zone PUDs, please tell us how the timing of when drilling will occur is determined. As part of your response, please tell us what is deemed to be a reasonable timeframe for development.

RESPONSE: As discussed with the Staff in our telephonic conversation on April 8, 2015, and as described in our response to the third bullet of comment one, all of our non-primary zone PUDs are scheduled to be developed at the same time as the primary zone PUD, however while the primary zone starts producing shortly after development, the non-primary zone will not start producing until after the primary zone is depleted.

Securities and Exchange Commission

4.	We note from your response to prior comment 3 that you consider, during the annual reevaluation of your long range plan (“LRP”), “the latest available data concerning future prices, costs, updated rig and other equipment availability and other external developments, as well as revised estimates of recoverable volumes and status of drilling obligations.” With this available data, you then describe a process through which you rank “projects based on reevaluated investment criteria, giving deference to the generally applicable 5 year development window for PUD projects.” Please explain in greater detail what you mean by giving deference to the five year development window for PUD projects. Additionally, please describe in greater detail the components of your “reevaluated investment criteria” and tell us how that information is applied in your evaluation process.

RESPONSE: With respect to any statements regarding “giving deference to the generally applicable 5 year development window for PUD projects,” the Company intended to indicate that if all things are equal (i.e., comparable economic key performance indicators, etc.) between an existing PUD and a non-proved project, then the Company would plan to drill the PUD project. With respect to the reference to “reevaluated investment criteria,” the Company was referencing the results (e.g., economic key performance indicators) of the investment evaluation process when reevaluated based on the current market conditions, rather than any particular change in the components of its investment criteria. However, the Company may change the relative weighting of each criterion in the “investment criteria” from year-to-year based on market conditions and/or strategic considerations.

5.	We were unable to determine from your response to prior comment 3 how prior instances of rescheduling PUD locations impacted your assessment of those locations as PUD reserves in subsequent periods. Please advise.

RESPONSE: As previously disclosed in our response to bullet four of comment one, in order for an opportunity to be recognized as a PUD in our reserves report, it must meet all six criteria, one of which is whether there is corporate commitment for development within the five-year window since the PUD was/is first recognized. The fact that a PUD has been rescheduled within this window would not have disqualified it from meeting any of the six criteria. As we have previously disclosed in prior responses, the circumstances affecting the oil and gas business and any particular drilling program is subject to change based on evolving circumstances. It would not be unusual for a PUD to be rescheduled as a result of any such changes, although the Company would only retain the PUD on its books if it continues to meet all six of its PUD criteria.

6.	Upon determination that PUDs should be written off due to the five year rule, please tell us whether the write-off typically occurs at the date in which that determination is made or whether the PUDs remain booked until the fifth year. As part of your response, explain how your consideration of other issues affects this process, such as regulatory factors, remaining lease terms, and changes in commodity prices.

RESPONSE: We remove the PUDs from our books when the determination is made that the PUD no longer meets our six criteria; we do not wait until the fifth year. In some cases, that determination was made within a year of the PUD’s initial booking, and in other instances, that determination was not made until the fifth year after the PUD’s initial booking. Based on the PUDs that have been removed from our books from June 30, 2010 through December 31, 2014, the weighted average age (weighted based on number of PUD cases) of a PUD case at the time it was removed from our books is 3.2 years. In making a determination to remove a PUD from our books, we consider all factors that affect the economics and corporate commitment to the PUD, including regulatory factors, remaining lease terms, and changes in commodity pricing.

Securities and Exchange Commission

7.	Please describe the process through which you evaluate PUDs that have been reclassified in prior periods because they were not drilled within five years of initial booking. In instances where these quantities are subsequently included as part of your PUDs, explain how you determine that the reasonable certainty criteria will be met.

RESPONSE: As previously disclosed in our response to bullet four of comment one, in order for an opportunity to be recognized as a PUD in our reserves report, it must meet all six criteria. With respect to any PUDs that were previously removed from our books due to the fact that they were not drilled within the five-year window, we look to see whether the circumstance (regulatory or otherwise) that prevented us from drilling the PUDs within the five-year window has been mitigated or removed and whether the six criteria are otherwise still met. There have been very limited circumstances in the Company’s history where PUDs have been removed from its reserves book and subsequently rebooked in a later period. Other than the five PUD cases referenced in our response to bullet five of comment one that were previously removed as a result of changes in regulatory factors, the only other PUDs that have been removed and subsequently rebooked are 18 PUD cases associated with the South Timbalier 21 field totaling 3,348 net MBOE as of the June 30, 2010 report.

We acquired the South Timbalier 21 field in 2006 and drilled over a dozen wells in this area from 2006 through 2008. As a result of the global financial crisis that occurred in late 2008 and the resulting limitations on access to capital in 2009, many of the South Timbalier 21 PUDs were rescheduled to later years within the five year window of initial booking (applicable PUD cases were all either booked in 2006 or 2007) when we would have sufficient capital to drill the PUD cases. As a result of our acquisition of the Exxon properties in 2010 and subsequent field studies of those properties, we determined that certain of the Exxon properties had better economics than the South Timbalier 21 PUDS and prioritized developing the Exxon properties, and we removed the South Timbalier 21 PUDs from our books in our June 30, 2011 reserve report. The Company subsequently returned the South Timbalier 21 PUDs to our books in 2012 due to the more favorable economic environment at that time, which allowed South Timbalier 21 PUDs to once again meet our six criteria.

8.	We note from your response to prior comment 3, regarding our request for a description of the internal controls you have established over the process of PUD rescheduling and reprioritization that final approval of the yearly LRP is made by the board of directors. Please describe for us in greater detail the nature and content of the information presented to the board of directors for their consideration. As part of your reply, please clarify the extent to which your senior management and Board of Directors, when adopting current or multi-year development plans, are fully apprised or aware of all changes to previously adopted development plans, including all previous deferrals, associated with locations for which PUD reserves continue to be claimed.

RESPONSE: The Company’s board of directors (the “Board”) reviews the long range plan (the “LRP”) on a macro or strategic level. As disclosed in our prior responses, the plan itself is built from the ground up from the Company’s available inventory of investment opportunities, including PUDs. The Board reviews the capex, cash flow and funding implications of the proposed plan on an aggregate or Company level with key program priorities highlighted. The Audit Committee of the Board is responsible for reviewing the reserves estimates made each year, including any revisions to reserve estimates.  The Long Range Plan is used as a framework for the development of the annual budget which is approved by the Board each year.  As is common in all sectors, the budget can be revised upward or downward during the course of the year based on market conditions and implementation challenges and opportunities.

Securities and Exchange Commission

Implementation of the annual budget plan, including any modifications to our development plan, is monitored on a continuous basis by senior management. This includes receiving regular updates from the respective departments on implementation of drilling plans and preliminary operating results. Senior management provides the Board with formal monthly updates highlighting key activities and results. In addition the Board also reviews at its regular meeting each quarter the Company’s operating and financial performance against the budget which includes an examination of uplift (e.g., new drill wells) production performance. Any significant changes to budgeted program activities are discussed at the quarterly Board meetings. The focus of the Board discussions at these reviews is program implementation progress and results.

Senior management is apprised of the reserves implications of any changes to the development program throughout the year by the Corporate Reserves group, and adjustments are made accordingly each quarter. However, outside of compelling reasons or significant changes to the development program, PUDs rescheduling is typically done on an annual basis in conjunction with an updated LRP and also Board Audit Committee review. The significant changes in our budget this year did result in PUD rescheduling in the second quarter.

Form 10-Q for Fiscal Quarter Ended December 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48
Outlook, page 48

9.	Disclosure in your filing states that sustained periods of low prices for oil and natural gas are likely to materially and adversely affect the quantities of oil and natural gas reserves that you can economically produce. Please revise to provide additional language addressing the risks resulting from the uncertainty associated with recent changes in commodity prices, including quantitative disclosure regarding your reserve quantities reflecting potential scenarios deemed reasonably likely to occur by management. Your revised disclosure should also address the possibility of an impairment to your full cost pool if the decline in commodity prices results in a decrease to your reserve quantities. Refer to Item 303(a) of Regulation S-K. For additional guidance, refer to section III.A. of SEC Release No. 33-8350.

RESPONSE: The Company has provided significant disclosure in both Item 7. “Management's Discussion and Analysis of Financial Condition and Results of Operations” and Item 1A. “Risk Factors” of the 2014 Annual Report regarding the risks resulting from the uncertainty associated with recent changes in commodity prices, which address the major consequences to the Company of a low commodity price environment, and will continue to address those risks in future filings. However, the Company is very reluctant to include quantitative disclosure regarding its reserve quantities reflecting potential scenarios deemed reasonably likely to occur by management as the Company believes such disclosure would be too speculative given the number of assumptions that would need to be made and the constant movement in market conditions. The Company prefers to rely on the detailed description provided of the specific consequences of lower commodity prices without attempting to quantify changes in reserves for all the potential scenarios management deems reasonably likely to occur.

Securities and Exchange Commission

However, in response to the Staff’s request on our telephonic conversation on April 8, 2015, the Company is providing the Staff with a recent reserve case prepared in connection with the recent private placement of $1.45 billion in aggregate principal amount of 11.0% senior secured second lien notes (the “11.0% Notes”) in March 2015 (the “March 2015 Notes Offering”) by Energy Gulf Coast, Inc. (“EGC”), the Company’s operating subsidiary and the issuer of the 11.0% Notes. This reserve case was disclosed in a Form 8-K filed by the Company on March 3, 2015 and is attached hereto as Annex A. Annex A includes the estimates of net proved oil and natural gas reserves of the Company, EGC (excluding EPL) and EPL as of December 31, 2014 prepared by our internal reservoir engineers which have not been audited by NSAI. These estimated proved reserves as of December 31, 2014 have been calculated using NYMEX forward strip pricing as of February 9, 2015 and estimated costs as of February 9, 2015 based, in part, on recent January 2015 field estimates. These estimates reflect an approximate 20% reduction in lease operating expenses as compared to the lease operating expenses used in calculating our estimated proved reserves as of June 30, 2014, due primarily to synergies from the EPL Acquisition, improvements in operating practices and pricing and cost reductions in response to recent declines in crude oil and natural gas prices. These reserve estimates also reflect actual production for the six months ended December 31, 2014 and reductions in planned capital expenditures as compared to the June 30, 2014 reserve report of the Company. No significant additions of new reserves subsequent to June 30, 2014 are included in our internal estimates, and we only revised our prior estimates in our internal reserves when supported by additional production data, newly acquired data, or continued field studies.

In addition, we have risk factor and other disclosures in our 2014 Annual Report that addresses the possibility of impairment to our full cost pool if the decline in commodity prices results in a decrease to our reserve quantities. We intend to highlight this risk again in our quarterly report for the three months ended March 31, 2015, as well as disclose any impairment, if any, resulting from such quarterly impairment test. Additionally, we have taken into account, all of the PUDs removed from our booking in the first and second quarter of 2015 for purposes of our quarterly impairment test for each of the first and second fiscal quarter of 2015, respectively.

10.	Your disclosure also states that there may be a reduction in the borrowing base under your revolving credit facility if the decline in commodity prices is sustained. Please revise to provide additional disclosure addressing the extent to which your borrowing base may decrease based on expected oil and gas reserve values and other relevant factors. Refer to Item 303(a)(1) of Regulation S-K.

RESPONSE: In connection with the $1.45 billion March 2015 Notes Offering, EGC applied $836 million of the net proceeds of the 11.0% Notes offering to repay borrowings under the revolving credit facility and reduce bank commitments under the revolving credit facility from $1.5 billion to $500 million. In addition, the Company plans to use the remaining $519 million of net proceeds for general corporate purposes, including funding a portion of its capital expenditure program for fiscal year 2015, which provides ample liquidity to fund its capital program. As a result of EGC’s reduction in borrowing base availability to $500 million and the resulting increased asset coverage for the revolving credit facility, the Company does not currently anticipate any further borrowing base reductions in connection with our semi-annual borrowing base redeterminations. The Company intends to include disclosure regarding this reduction of its borrowing base in its upcoming Form 10-Q for the quarter ended March 31, 2015.

11.	We note that you have reduced your capital expenditure budget for the fiscal year ended June 30, 2015 to approximately $680 million from your initial 2015 capital budget of $875 million. We also note that your capital expenditures during the six months ended December 31, 2014 totaled approximately $500 million (i.e., it appears that your capital expenditure budget for the remainder of the fiscal year is approximately $180 million). Please revise to describe how this change to your capital expenditure budget is expected to affect your plans to develop your proved undeveloped reserves in a manner consistent with the schedule underlying your determination of those reserves.

RESPONSE: The Company acknowledges the Staff’s comment relating to our capital expenditure budget and has provided the narrative explanations requested by the Staff in comment eleven in the Supplemental Letter submitted in connection with this response.

Securities and Exchange Commission

*          *          *          *          *

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI LTD

By:	/s/Bruce W. Busmire
Name:	Bruce W. Busmire
Title:	Chief Financial Officer

cc:	Sarah K. Morgan

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 3, 2015

Energy XXI Ltd

(Exact name of registrant as specified in its charter)

BERMUDA	001-33628	98-0499286
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Canon’s Court, 22 Victoria Street, P.O. Box HM

1179, Hamilton HM EX, Bermuda

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (441) 295-2244

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 - Regulation FD Disclosure.

On March 3, 2015, Energy XXI Ltd (the “Company”) issued a press release announcing, among other things, the offering by its indirect, wholly-owned subsidiary, Energy XXI Gulf Coast, Inc. (“EGC”), of $1.25 billion aggregate principal amount of senior secured second lien notes due 2020 (the “Notes”). A copy of the Company’s press release is filed as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

In conjunction with the offering of the Notes, EGC issued a confidential preliminary offering memorandum dated March 3, 2015. Certain information contained in the offering memorandum is furnished herewith as Exhibit 99.2 and is incorporated herein by reference.

The information in Exhibits 99.1 and 99.2 shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. EGC may not offer or sell the Notes unless the offer or sale would qualify for a registration exemption under the Securities Act and applicable state securities laws.

In accordance with General Instruction B.2 of Form 8-K, the information in Item 7.01 of this Current Report on Form 8-K, including information in Exhibits 99.1 and 99.2, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information, including Exhibits 99.1 and 99.2, be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 - Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description
99.1	Press Release dated March 3, 2015.
99.2	Excerpts from Energy XXI Gulf Coast, Inc.’s Confidential Preliminary Offering Memorandum, dated March 3, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Energy XXI Ltd

	By:	/s/ Bruce W. Busmire
Bruce W. Busmire
March 3, 2015		Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated March 3, 2015.
99.2	Excerpts from Energy XXI Gulf Coast, Inc.’s Confidential Preliminary Offering Memorandum, dated March 3, 2015.

Exhibit 99.1

Energy XXI Gulf Coast, Inc. Announces Private Offering

of $1.25 Billion of Senior Secured Second Lien Notes Due 2020

HOUSTON, March 3, 2015 (GLOBE NEWSWIRE) -- Energy XXI Gulf Coast, Inc. (the “Company”), the operating subsidiary of Energy XXI Ltd (“Energy XXI”) (Nasdaq:EXXI), today announced that it has commenced a private offering to qualified institutional buyers of $1.25 billion principal amount of Senior Secured Second Lien Notes due 2020 (the “Notes”), subject to market and other conditions. The Company intends to use a portion of the net proceeds from this offering to repay borrowings under its revolving credit facility, including $325 million of the amount outstanding under the tranche of its revolving credit facility allocated for its indirect, wholly-owned subsidiary, EPL Oil & Gas, Inc., and the remainder for general corporate purposes including funding a portion of its capital expenditure program for fiscal year 2015.

The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The Company may not offer or sell the Notes unless the offer or sale would qualify for a registration exemption under the Securities Act and applicable state securities laws.

This press release is being issued pursuant to Rule 135C under the Securities Act, and is neither an offer to sell nor a solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

Forward-Looking Statements

All statements included in this release relating to future plans, projects, events or conditions and all other statements other than statements of historical fact included in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release relate to, among other things, the offering of the Notes and the expected use of proceeds from such offering. These statements are based upon current expectations and are subject to a number of risks, uncertainties and assumptions, including changes in long-term oil and gas prices and other market conditions affecting the oil and gas industry, reservoir performance, the outcome of commercial negotiations and changes in technical or operating conditions, among others, that could cause actual results, including project plans and related expenditures and resource recoveries, to differ materially from those described in the forward-looking statements. Neither Energy XXI nor the Company assumes any obligation and expressly disclaims any duty to update the information contained herein except as required by law.

Contact: Inquires of the Company

Greg Smith

Vice President, Investor Relations

713-351-3149

gsmith@energyxxi.com

Exhibit 99.2

Financing Transactions

In connection with the completion of this offering, we expect to amend our revolving credit facility, to, among other things, reduce the total borrowing base availability to $500 million, allow for the distribution of certain assets related to the Grand Isle gathering system (the “Grand Isle Assets”), provide for the provision of a security interest by Energy XXI USA, Inc. (“Intermediate Holdco”) in the Grand Isle Assets in connection with a distribution of those assets in view of a proposed sale (as discussed below), provide for certain non-core asset sales (as discussed below) to be conducted without immediate reduction in our borrowing base subject to certain conditions and permit the issuance of the notes offered hereby. Of the $500 million of availability under our amended revolving credit facility, $150 million is expected to be allocated exclusively for a separate tranche of borrowings by EPL and its subsidiaries. In addition, the amendment is expected to make certain modifications to the existing financial covenants. The covenants will apply to, and be tested at, EGC and EPL separately for so long as EPL’s 8.25% Senior Notes due 2018 (the “EPL 8.25% Notes”), which consist of $510 million in aggregate principal amount issued under an indenture dated as of February 14, 2011 (the “2011 Indenture”), remain outstanding. As a result of the amendment to our revolving credit facility, we expect to remain in compliance with the financial covenants thereunder for the foreseeable future. The amendment is conditioned upon our receiving gross proceeds in this offering of at least $1.0 billion. For more information about the terms of the amended revolving credit facility, please see “Description of Other Indebtedness — Revolving Credit Facility.”

In connection with the amendment of our revolving credit facility, EGC is expected to enter into an intercompany loan with EPL, whereby EGC will loan to EPL a portion of the proceeds of this offering sufficient to repay a portion of the currently outstanding borrowings under the EPL tranche of our revolving credit facility. We expect that the intercompany loan will be secured by a second priority lien on certain assets of EPL that secure EPL’s obligations under the amended revolving credit facility. EGC may release the collateral securing the intercompany loan at any time.

In addition, EXXI has stated that it intends to contribute $50 million in cash to us within 10 days following the closing of this offering. As of February 20, 2015, EXXI had approximately $102 million of cash on hand.

Potential Divestitures

We are pursuing potential arrangements with third parties to monetize certain midstream assets or sell certain non-core oil and gas properties to enable us to further reduce the amount of our required capital commitments. The Grand Isle gathering system was deregulated on February 1, 2015, and we continue to evaluate and pursue the monetization of the Grand Isle Assets. These assets will be distributed from EGC to Intermediate Holdco prior to the completion of this offering, and Intermediate Holdco will guarantee the notes on a non-recourse basis limited to the value of the equity interests in us that it pledges to secure its guarantee as well as the Grand Isle Assets that it will grant a security interest in to secure its guarantee.

Additionally, with respect to our potential non-core asset divestiture of operated and non-operated interests in certain of our GoM Shelf properties being marketed by The Oil & Gas Asset Clearinghouse, bids have been submitted and we have begun negotiating a potential disposition agreement. The package includes approximately 6,900 BOE/d of production from approximately 28 fields.

There can be no assurance any of these discussions or transactions will prove successful. We cannot provide any assurance that we will be able to sell these assets on satisfactory terms, if at all.

SUMMARY RESERVE AND PRO FORMA OPERATING DATA

The following estimates of the total EXXI net proved oil and natural gas reserves of our oil and gas properties located entirely within the U.S. as of June 30, 2014 and 2013 are based on evaluations prepared by our internal reservoir engineers and were audited by Netherland Sewell & Associates, Inc., independent petroleum engineering consultants (“NSAI”). The estimates of total EXXI net proved oil and gas reserves as of June 30, 2012 were prepared by NSAI. The estimates of ECG (excluding EPL) net proved oil and gas reserves as of June 30, 2014 are based on our internally-generated reserve estimates that have not been audited or prepared by NSAI. The estimates of EPL net proved reserves as of June 30, 2014 were prepared by NSAI.

The estimates of net proved oil and natural gas reserves of EXXI, EGC (excluding EPL) and EPL as of December 31, 2014 were prepared by our internal reservoir engineers and have not been audited by NSAI. Our estimated proved reserves as of December 31, 2014 have been calculated using NYMEX forward strip pricing as of February 9, 2015 and estimated costs as of February 9, 2015 based, in part, on recent January 2015 field estimates. These estimates reflect an approximate 20% reduction in lease operating expenses as compared to the lease operating expenses used in calculating our estimated proved reserves as of June 30, 2014, due primarily to synergies from the EPL Acquisition, improvements in operating practices and pricing and cost reductions in response to recent declines in crude oil and natural gas prices. These reserve estimates also reflect actual production for the six months ended December 31, 2014 and reductions in planned capital expenditures as compared to the June 30, 2014 reserve report of EXXI. No significant additions of new reserves subsequent to June 30, 2014 are included in our internal estimates, and we only revised our prior estimates in our internal reserves when supported by additional production data, newly acquired data or continued field studies.

Except as noted above, reserves were estimated in accordance with guidelines established by the SEC and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provisions for price and cost changes except by contractual arrangements. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of producing oil and natural gas properties. Accordingly, reserve estimates are expected to change as additional performance data becomes available. Please read “Risk Factors — Risks Related to Our Business — Our actual recovery of reserves may differ from our proved reserve estimates” and “— Certain proved reserve estimates in this offering memorandum have not been audited or prepared by our independent petroleum engineering consultants.”

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Estimated quantities of proved oil and natural gas reserves and changes in quantities of proved developed and undeveloped reserves in thousands of barrels (“MBbls”) and millions of British thermal units (“MMBtu”) for each of the periods indicated were as follows:

	December 31, 2014	June 30, 2014
EGC (excluding EPL):
Total Proved Reserves (MMBOE)	140.7	156.7
Proved developed producing (MMBOE)	66.2	74.5
Proved developed non-producing (MMBOE)	13.9	13.3
Proved undeveloped (MMBOE)	60.6	68.9
Liquids as a percentage of Proved Reserves(1)	78%	79%
Proved Developed Reserves as a Percent of Proved Reserves	57%	56%
PV-10 Value (in millions)(2)(3)	$2,775	$5,119
Standardized measure of discounted future net cash flows (in millions)(4)	(4)	$3,983
EPL:
Total Proved Reserves (MMBOE)	71.1	89.5
Proved developed producing (MMBOE)	29.5	38.5
Proved developed non-producing (MMBOE)	18.4	23.6
Proved undeveloped (MMBOE)	23.2	27.4
Liquids as a percentage of Proved Reserves(1)	67%	68%
Proved Developed Reserves as a Percent of Proved Reserves	67%	69%
PV-10 Value (in millions)(2)(3)	$1,044	$2,483
Standardized measure of discounted future net cash flows (in millions)(4)	(4)	$1,965

	December 31, 2014	June 30,
		2014	2013	2012
EXXI:
Total Proved Reserves (MMBOE)	211.8	246.2	178.5	119.6
Proved developed producing (MMBOE)	95.7	113.0	91.0	62.5
Proved developed non-producing (MMBOE)	32.3	36.9	18.5	19.2
Proved undeveloped (MMBOE)	83.8	96.3	69.0	37.9
Liquids as a percentage of Proved Reserves(1)	75%	75%	75%	71%
Proved Developed Reserves as a Percent of Proved Reserves	60%	61%	61%	68%
PV-10 Value (in millions)(2)(3)	$3,819	$7,602	$6,150	$4,297
Standardized measure of discounted future net cash flows (in millions)(4)	(5)	$5,948	$4,482	$3,305
Prices Used in Calculating Reserves
(Natural Gas per MMbtu)	(6)	$4.10	$3.63	$3.30
(Crude Oil per Bbl)	(6)	$103.80	$108.24	$113.36

(1)	Liquids include crude oil, condensate and natural gas liquids.
(2)	PV-10 reflects the present value of our estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization expense, and discounted at 10% per year before income taxes.

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(3)	The closest GAAP measure to PV-10, a non-GAAP measure, is the standardized measure of discounted future net cash flows. We believe PV-10 is a helpful measure in evaluating the value of our oil and gas reserves and many securities analysts and investors use PV-10. We use PV-10 in our ceiling test computations, and we also compare PV-10 against our debt balances. The following table is a reconciliation between PV-10 and the standardized measure of discounted future net cash flows:

	June 30,
	2014	2013	2012
	(in thousands)
PV-10 Value	$7,601,504	$6,149,636	$4,297,445
Future income taxes (discounted at 10%)	1,653,979	1,668,114	991,956
Standardized measure of discounted future net cash flows relating to oil and natural gas reserves(4)	$5,947,525	$4,481,522	$3,305,489
(4)	The standardized measure of discounted future net cash flows, which reflects the after-tax present value of discounted future net cash flows, relating to proved oil and natural gas reserves was prepared in accordance with the definitions and guidelines of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities — Oil and Gas. Future cash flows as of June 30, 2014 were computed by applying average fiscal-year prices (calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period ended June 30) to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves at fiscal year-end, based on fiscal year-end costs and assuming the continuation of existing economic conditions. Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value or the present value of our oil and natural gas properties.
(5)	GAAP does not prescribe any corresponding measure for PV-10 as of a date other than year-end or for reserves calculated using other than SEC prices. Accordingly, it is not practicable for us to reconcile these additional PV-10 measures as of December 31, 2014 to GAAP standardized measure of discounted future net cash flows.
(6)	The following table sets forth the NYMEX strip prices as of February 9, 2015 used in calculating the reserves as of December 31, 2014.

Year	Crude Oil (per Bbl)	Natural Gas (per MMbtu)
2015	$56.25	$2.76
2016	62.48	3.21
2017	65.00	3.50
2018	67.31	3.63
2019	69.10	3.72
2020	70.45	3.79
2021	71.30	3.91
2022	71.59	4.02
2023 and thereafter	71.64	4.13

The following table sets forth summary historical information with respect to EGC’s and EPL’s combined oil and natural gas production for the year ended June 30, 2014 and the six months ended December 31, 2014.

The EGC production data for the year ended June 30, 2014 presented below was derived from our Parent’s 2014 Annual Report, which is incorporated by reference in this offering memorandum.

The EPL production data for the year ended June 30, 2014 was derived by adding EPL’s production reported in EPL’s Annual Report on Form 10-K for the year ended December 31, 2013 to its production reported in EPL’s Transition Report reported in Form 10-K for the period from January 1, 2014 through June 30, 2014, and then subtracting its production reported in EPL’s Quarterly Report on Form 10-Q for the six months ended June 30, 2013.

	Production for the Year Ended June 30, 2014				Production for the Six Months Ended December 31, 2014
	EGC Historical	EPL Adjusted	Other GOM Transactions	EGC Pro Forma Combined
Sales Volumes per Day
Oil (MBbl)	30.1	15.4	0.7	46.1	41.8
Natural Gas (MMcf)	89.7	27.0	0.4	117.1	98.6
Total (MBOE)	45.1	19.9	0.7	65.6	58.2

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